July 18, 2019

Vladimir Novakovic

President and Chief Executive Officer

Flashapp

major@flashapp.pro

2 Infirmary Street

Leeds, LS1 2JP

Great Britain

Re: Flashapp

Amendment No. 3 to Registration Statement on Form S-1

Filed July 3, 2019

File No. 333-228571

Dear Messrs.:

This letter sets forth the responses of Flashapp (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the oral comment as of July 15, 2019.

Amendment No. 3 to Registration Statement on Form S-1 filed July 3, 2019

1.

In the second set of financial notes (the second page numbered F-9) it says the following-- In accordance with SFAS 165 (ASC 855-10) the Company has analyzed its operations subsequent to May 31, 2019 to the date these financial statements were issued, November 20, 2018, and has determined that it does not have any material subsequent events to disclose in these financial statements.

Response: The information was revised.

Best regards,

/s/ Vladimir Novakovic

President and Chief Executive Officer of Flashapp